NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 12, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of UBS AG, Principal Protected Notes, due October 7, 2011 (linked to the performance of the S&P 500 Index, the Dow Jones Industrial Average, and the Nasdaq-100 Index, is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on October 7, 2011.

The security was suspended by the
Exchange on October 7, 2011.